UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the three months ended December 31, 2001

GT Group Telecom Inc.

Suite 700 – 20 Bay Street

Toronto, Ontario, Canada
M5J 2N8
(416) 848-2000
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X                Form 40-F

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                   No  X

NOTE

This Form 6-K Report is incorporated by reference into the Registration Statements on Form F-3 of GT Group Telecom Inc. (Registration Nos. 333-45378 and 333-58624).

GT Group Telecom Inc.

Interim Consolidated Financial Statements

For the Three Months Ended December 31, 2001 and 2000
(Unaudited)

(thousands of Canadian dollars)

GT Group Telecom Inc.

Interim Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	December 31,	September 30,
	2001	2001

		$
	$	(audited)
Assets
Current assets
Cash and cash equivalents	299,904	349,220
Accounts receivable	51,058	53,023
Sales tax and other receivables	15,396	20,062
Prepaid expenses	8,019	7,849
Inventory	430	620

	374,807	430,774
Prepayments on property, plant and equipment	132,852	132,852
Property, plant and equipment	1,435,355	1,419,319
Goodwill and other assets	219,315	228,142

	2,162,329	2,211,087

Liabilities
Current liabilities
Accounts payable and accrued liabilities	116,626	133,140
Current portion of unearned revenue	343	175
Current portion of long-term debt	20,467	22,295

	137,436	155,610
Long-term unearned revenue	2,567	1,159
Long-term debt	1,485,571	1,434,835
Deferred gain on hedging instruments	27,693	21,618

	1,653,267	1,613,222

Shareholders’ Equity
Share capital and other equity items	1,133,630	1,133,628
Deficit	(624,568)	(535,763)

	509,062	597,865

	2,162,329	2,211,087

Reconciliation to accounting principles generally accepted in the United States (note 7).

See accompanying notes to interim consolidated financial statements.

GT Group Telecom Inc.

Interim Consolidated Statements of Operations and Deficit

(Unaudited)

(thousands of Canadian dollars, except per share amounts)

	Three months ended
	December 31,

	2001	2000

	$	$
Revenue	61,327	39,924
Cost of sales and services	33,260	25,426

	28,067	14,498
Selling, general and administrative expenses	45,203	41,780

	(17,136)	(27,282)
Depreciation and amortization	30,523	23,385
Interest and financing charges	40,066	30,187

Loss before income taxes	(87,725)	(80,854)
Provision for income taxes	1,080	1,075

Loss for the period	(88,805)	(81,929)
Deficit — beginning of period	(535,763)	(152,734)

Deficit — end of period	(624,568)	(234,663)

Basic and diluted loss per share	(0.64)	(0.66)

Weighted average number of outstanding shares (in thousands)	138,848	124,882

Reconciliation to accounting principles generally accepted in the United States (note 7).

See accompanying notes to interim consolidated financial statements.

GT Group Telecom Inc.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars, except per share amounts)

	Three months ended
	December 31,

	2001	2000

	$	$
Cash provided by (used in)
Operating activities
Loss for the period	(88,805)	(81,929)
Items not affecting cash
Depreciation and amortization	30,523	23,385
Non-cash interest expense	23,517	30,551
Foreign exchange (gain) loss	(1,570)	3,502

	(36,335)	(24,491)

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	10,638	(9,689)
Decrease (increase) in inventory	190	(168)
Increase in prepaid expenses	119	2,069
Decrease in accounts payable and accrued liabilities	(21,871)	(5,783)
Increase in unearned revenue	1,575	129

	(9,349)	(13,442)

Cash used in operating activities	(45,684)	(37,933)

Financing activities
Issuance of shares	1	147
Proceeds from monetization of swap arrangements	20,304	—

	20,305	147

Investing activities
Purchases of property, plant and equipment	(25,134)	(34,048)
Increase in other assets	(31)	(5,070)

	(25,165)	(39,118)

Effect of exchange rate changes on cash held in foreign currencies	1,228	(1,186)

Decrease in cash and cash equivalents	(49,316)	(78,090)
Cash and cash equivalents — beginning of period	349,220	444,050

Cash and cash equivalents — end of period	299,904	365,960

See accompanying notes to interim consolidated financial statements.

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(thousands of Canadian dollars)

1.	Operations and basis of presentation

The Company markets and sells telecommunication services and related products to small and medium-sized businesses, large enterprises and telecommunication providers in Canada over its fibre-optic network. The Company collocates with the incumbents’ facilities, and uses unbundled loops to extend the reach of its network. The company also sells dark fibre to other telecommunication providers.

The information presented as at December 31, 2001 and for the interim periods ended December 31, 2001 and 2000 is unaudited. These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

These interim consolidated financial statements are prepared following accounting policies consistent with the Company’s consolidated financial statements for the years ended September 30, 2001, and 2000, except as outlined in note 2. These financial statements are in accordance with Canadian generally accepted accounting principles which, in the case of the company, conform in all material respects with those in the United States, except as outlined in note 7.

2.	Changes in accounting principles and other recent pronouncements

          (a)  Foreign exchange

Effective October 1, 2001, the company adopted the revised recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook (HB) section 1650 “Foreign Currency Translation”. The revised handbook section requires the immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The revised recommendations have been applied retroactively with the prior period’s financial statements being restated. The effect of this change was to increase the losses for the three months ended December 31, 2001 and 2000 each by $3 million.

          (b)  Business combinations

Effective October 1, 2001, the company adopted the CICA HB section 1581 “Business Combinations,” which is consistent with U.S. pronouncement, Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations” issued by the Financial Accounting Standards Board (FASB) in July 2001. HB 1581 and SFAS No. 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and provide guidance on the initial recognition and measurement of goodwill and other intangible assets acquired after the implementation date. The use of pooling is no longer permitted. The company accounts for all business combinations under the purchase method. The adoption of HB 1581 and SFAS No. 141 had no effect on the results of its operations.

          (c)  Goodwill and other intangible assets

Effective October 1, 2002, the company will adopt the CICA HB section 3062 “Goodwill and Other Intangible Assets,” which is consistent with U.S. pronouncement, SFAS No. 142, “Goodwill and Other Intangibles Assets”, issued by the FASB in July 2001. Under HB 3062 and

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements — (Continued)

(Unaudited)

(thousands of Canadian dollars)

SFAS No. 142, which can only be applied prospectively, goodwill and indefinite-life intangible assets are not amortized, but are tested for impairment annually or more frequently as required. Intangible assets that do have definite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with HB 3062 and SFAS No. 142. An impairment loss is recognized when the fair value of goodwill or intangibles is less than the carrying amount of those items.

The company is currently evaluating the impact of the adoption of HB 3062 and SFAS No. 142 and has not yet determined the full effect of adoption on its results of operations or financial position. If goodwill had not been amortized in the three months ended December 31, 2001 and 2000, the reported net loss would each have been reduced by $2 million.

          (d)  Stock-based compensation

The CICA has approved HB Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. The new section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The section also requires enterprises to account for stock appreciation rights (SARs) and similar awards to be settled in cash by measuring, on an ongoing basis, the amount by which the quoted market price exceeds the option price. SARs and similar awards to be settled by equity instruments are measured using the fair value-based method or in a manner similar to the accounting for awards and SARs settled in cash. The new section encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees.

The new HB section applies to public companies for fiscal periods beginning on or after January 1, 2002 for awards granted on or after the date of adoption and, therefore, will not apply to modifications and settlements of awards granted before fiscal periods beginning on or after January 1, 2002. The company will adopt the new standard effective October 1, 2002. The company is currently evaluating the implementation aspects of the new standard.

3.	Monetization of cross currency interest-rate swap

In November 2001, the company monetized or unwound certain of its cross currency interest-rate swaps and received proceeds of $20 million. The company entered into new cross currency interest-rate swaps to maintain its fully hedged position on the U.S. foreign exchange rate and interest rate exposure of its senior discount notes.

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements — (Continued)

(Unaudited)

(thousands of Canadian dollars)

4.	Segmented information

The Company is a Canadian national facility based provider of high-speed data, internet, application and voice services comprising a single operating segment. Substantially all of the company’s assets are located in Canada and revenue is derived from telecommunications services provided in Canada. The company makes decisions and evaluates financial profitability measured as a single operating segment with revenues from the following services and products:

	Three months ended
	December 31,

	2001	2000

	$	$
Data	48,045	32,064
Voice	11,877	7,379
Applications	1,405	481

	61,327	39,924

During the three months ended December 31, 2001 and 2000, one customer of the Company accounted for approximately 17% and 12% of revenue, respectively.

5.	Subsequent event

In January 2002, the Company drew the remaining $41 million from its senior bank facility. The $120 million revolving term loan is repayable as follows: $12 million in February 2003, $18 million in February 2004 and February 2005, $24 million in February 2006 and the remainder of $48 million in February 2007. The loan is interest bearing at the bankers’ acceptance rate plus a margin of 4.25%, with interest payable quarterly.

6.	Prior period comparative amounts

Certain prior periods’ comparative numbers have been re-classified to conform to the current period’s presentation.

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements — (Continued)

(Unaudited)

(thousands of Canadian dollars)

7.   Reconciliation to accounting principles generally accepted in the United States

The Company’s interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which, in the case of the Company, conform in all material respects with GAAP in the United States of America, except as outlined below:

          (a)  Net loss and shareholders’ equity

The following summary sets out the adjustments to the Company’s loss and shareholders’ equity, which would be made to conform to U.S. GAAP:

	Three months ended
	December 31,

	2001	2000

	$	$
Loss for the period in accordance with Canadian GAAP	(88,805)	(81,929)
Impact of U.S. accounting principles
Amortization of purchase price adjustment (c)	(396)	(396)
Stock-based compensation (d)	(3,669)	(3,767)
Recovery of (provision for) future income taxes	(15,683)	1,448

Net loss in accordance with U.S. GAAP	(108,553)	(84,644)
Unrealized loss on securities (e)	—	(10,993)
Unrealized gain (loss) on derivative instruments, net of future income tax of nil (2000 — $1,499) (f)	(61,152)	3,380

Comprehensive loss in accordance with U.S. GAAP	(169,705)	(92,257)

Basic and diluted loss per share in accordance with U.S. GAAP	(0.78)	(0.74)

The reconciliation of shareholders’ equity from Canadian to U.S. GAAP is as follows:

	As at

	December 31,	September 30,
	2001	2001

		$
	$	(audited)
Shareholders’ equity in accordance with Canadian GAAP	509,062	597,865
Purchase price adjustment, net of depreciation and amortization of $2,599 (September 30, 2001 — $2,203) (c)	15,053	15,450
Cumulative stock-based compensation expense (d)	(27,323)	(23,657)
Deferred stock-based compensation expense (d)	(13,112)	(16,991)
Net change in stock options (d)	40,435	40,648
Recovery of future income taxes (c)	689	16,373
Cumulative comprehensive income (loss) (f)	(23,109)	36,595

Shareholders’ equity in accordance with U.S. GAAP	501,695	666,283

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements — (Continued)

(Unaudited)

(thousands of Canadian dollars)

          (b)  Consolidated balance sheets

The following table indicates the restated amounts for the items in the consolidated balance sheets of the Company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

	As at

	December 31,	September 30,
	2001	2001

		$
	$	(audited)
Property, plant and equipment (c)	1,438,489	1,422,495
Long-term investment (e)	—	66,537
Goodwill and other assets (c)(f)	213,450	293,384
Long-term debt (f)	1,510,386	1,457,130
Share capital (c)	1,154,852	1,154,848
Additional paid-in capital	337	337
Deferred stock-based compensation expense (d)	(13,112)	(16,991)
Stock options outstanding (d)	40,435	40,648
Deficit	(657,708)	(549,154)
Cumulative comprehensive income (loss) (f)	(23,109)	36,595

          (c)  Purchase price adjustment

For U.S. GAAP, the Company has recorded the purchase price of the assets acquired from Moffat Communications, based on the fair value of consideration at the date the Company entered into the asset purchase agreement in March 2000. For Canadian GAAP, the purchase price of the assets acquired is based on the fair value on the date the transaction closed in April 2000. Accordingly, property, plant and equipment, goodwill and other assets, and share capital are higher under U.S. GAAP by $3 million, $15 million and $18 million, respectively.

          (d)  Stock-based compensation

For U.S. GAAP, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. For Canadian GAAP, stock-based compensation expense is not recorded in the accounts of the Company.

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements — (Continued)

(Unaudited)

(thousands of Canadian dollars)

Had the Company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation” the company’s loss and loss per share would be as follows:

Three months ended
December 31, 2001

$
Loss in accordance with U.S. GAAP	(108,553)
Additional compensation expense	4,268

Pro forma net loss	(112,821)

Pro forma basic and fully diluted loss per share	(0.81)

The pro-forma compensation expense reflected above has been estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of between 4.10%-6.41%; (ii) expected volatility of ranging between nil-157%; (iii) expected dividend yield of nil; and (iv) an estimated average life of ranging from 3-5 years.

          (e)  Loss on securities

Under U.S. GAAP, portfolio investments which are considered to be “available for sale” securities are measured at market value, with the unrealized gains and losses included in comprehensive income/loss. Under Canadian GAAP, the Company’s long-term investment is recorded at cost.

With the sale of investment in June 2001, the Company realized a loss of $41 million under Canadian GAAP. Under U.S. GAAP, this transaction resulted in the reversal of net unrealized losses previously recorded in other comprehensive income. The concept of comprehensive income/loss does not exist under Canadian GAAP.

          (f)  Unrealized gain (loss) on derivative instruments

In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes methods of accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

The company adopted SFAS No. 133 effective October 1, 2000 and designated certain derivative instruments as cash flow hedges. Under U.S. GAAP, the company records these derivative instruments at market value, with the unrealized gains and losses included in other comprehensive income. Under Canadian GAAP, the company records unrealized gains or losses on these derivative instruments in the statement of operations in the same period, and in an equivalent amount, as the corresponding unrealized foreign currency exchange gains and losses on the long-term debt that has been hedged. A corresponding asset or liability is recorded in the balance sheet for the amount of the derivative instrument that has been recognized.

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements — (Continued)

(Unaudited)

(thousands of Canadian dollars)

          (g)  Other recent accounting pronouncements

                      (i)   Accounting for asset retirement obligations

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations. The statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The company does not believe that the adoption of SFAS No. 143 will have a material effect on its results of operations and financial position.

                      (ii)  Accounting for the impairment or disposal of long-lived assets

SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, was issued in October 2001. The statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” and applies to recognized long-lived assets of an entity to be held and used or to be disposed of, including capital leases of lessees, long-lived assets of lessors subject to operating leases and long-term prepaid assets. The standard requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. Long-lived assets classified as held for sale should be measured at the lower of their carrying amount or fair value less cost to sell. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The company does not believe that the adoption of SFAS No. 144 will have a material effect on its results of operations and financial position.

GT Group Telecom Inc.

Supplemental Information to Interim Consolidated Financial Statements

Consolidated Statements of Operations and Deficit

(Unaudited)

(thousands of Canadian dollars)

	December 31,	September 30,	June 30,	March 31,
	2001	2001	2001	2001

		$
	$	(audited)	$	$
Assets
Current assets
Cash and cash equivalents	299,904	349,220	346,121	304,494
Trade accounts receivable	51,058	53,023	54,039	45,135
Sales tax and other receivables	15,396	20,062	22,142	13,302
Prepaid expenses	8,019	7,849	5,008	4,967
Inventory	430	620	493	440

	374,807	430,774	427,803	368,338
Prepayment on property, plant and equipment	132,852	132,852	132,852	132,852
Property, plant and equipment	1,435,355	1,419,319	1,370,607	1,244,839
Long-term investment	—	—	—	43,238
Goodwill and other assets	219,315	228,142	243,361	271,197

	2,162,329	2,211,087	2,174,623	2,060,464

Liabilities
Current liabilities
Accounts payable and accrued liabilities	116,626	133,140	116,496	123,188
Unearned revenue	343	175	1,196	844
Current portion of long-term debt	20,467	22,295	19,564	6,602

	137,436	155,610	137,256	130,634
Long-term unearned revenue	2,567	1,159	1,152	1,685
Long-term debt	1,485,571	1,434,835	1,360,799	1,242,858
Deferred gain on hedging instruments	27,693	21,618	—	—

	1,653,267	1,613,222	1,499,207	1,375,177

Shareholders’ Equity
Share capital and other equity items	1,133,630	1,133,628	1,132,041	1,015,018
Deficit	(624,568)	(535,763)	(456,625)	(329,731)

	509,062	597,865	675,416	685,287

	2,162,329	2,211,087	2,174,623	2,060,464

GT Group Telecom Inc.

Supplemental Information to Interim Consolidated Financial Statements

Consolidated Statements of Operations and Deficit

(Unaudited)

(thousands of Canadian dollars)

	For the three months ended,

	December 31,	September 30,	June 30,	March 31,
	2001	2001	2001	2001

	$	$	$	$
Revenue	61,327	62,264	58,409	48,526
Cost of sales and services	33,260	34,394	33,611	29,653

	28,067	27,870	24,798	18,873
Selling, general and administrative expenses	45,203	45,235	45,616	43,676

	(17,136)	(17,365)	(20,818)	(24,803)
Depreciation and amortization	30,523	28,983	29,700	27,745
Interest and financing charges	40,066	30,668	34,331	41,664
Loss of sale on long term investment	—	—	40,965	—

Loss before income taxes	(87,725)	(77,016)	(125,814)	(94,212)
Provision for income taxes	1,080	2,122	1,080	855

Loss for the period	(88,805)	(79,138)	(126,894)	(95,067)
Deficit — beginning of period	(535,763)	(456,625)	(329,731)	(234,664)

Deficit — end of period	(624,568)	(535,763)	(456,625)	(329,731)

Basic and diluted loss per share	(0.64)	(0.57)	(0.97)	(0.76)

Weighted average number of common shares outstanding (in thousands)	138,848	138,735	130,910	124,965

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTER ENDED DECEMBER 31, 2001

(Figures expressed in CDN dollars)

      This discussion and analysis is based on results recorded in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the Interim Consolidated Financial Statements for the three months ended December 31, 2001, and the Consolidated Financial Statements and management’s discussion and analysis for the year ended September 30, 2001, included in Group Telecom’s 2001 Annual Report. All figures are presented in Canadian dollars.

Forward-looking statements

      This discussion and analysis explains GT Group Telecom Inc.’s (Group Telecom) financial condition as at December 31, 2001, compared with the financial condition as at September 30, 2001, and the results of operations for the quarter ended December 31, 2001 compared with the quarter ended December 31, 2000, and is intended to assist shareholders and other readers to understand our business and the key factors underlying our financial results. Certain sections of this discussion and the Interim Consolidated Financial Statements contain forward-looking statements with respect to Group Telecom. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results, performance or achievements of Group Telecom to differ materially from those expressed or implied by the forward-looking statements.

Overview

      Group Telecom is Canada’s largest independent, facilities-based telecommunications company, providing competitive high-speed data, Internet, application and voice services to over 15,000 customers. We provide business telecommunications services in 17 major markets over our owned fibre-optic network, which spans approximately 410,000 fibre-kilometres.

      A key element of our strategy is to own and control our network. This enables us to control the services provided to our customers from end to end, provide a high degree of network reliability and earn higher profit margins.

      Revenue grew by over 50% in the current quarter over the comparable quarter in the prior year. This growth was driven by the continued sale of high-margin on-net services.

      Our overall gross margin percentage increased by 10 percentage points in the quarter ended December 31, 2001 compared to the quarter ended December 31, 2000. This growth is consistent with our growth in revenue and the result of realizing the cost savings from eliminating leased facilities and reducing long distance and Internet access costs.

      Selling, general and administrative expenses continued to decrease as a percentage of revenue by over 30 percentage points in the quarter ended December 31, 2001 compared to the quarter ended December 31, 2000, largely because of effective budgetary controls over these expenses and the economies of scale attributable to greater revenues.

      Earnings before interest, taxes, depreciation and amortization (EBITDA) loss for the quarter ended December 31, 2001 declined to a negative $17 million compared to a negative $27 million for the comparable quarter in the prior year.

      We completed the quarter with approximately $600 million in liquidity, which includes $300 million in cash and cash equivalents.

Results of operations

Key Financial Data

(thousands of CDN dollars, except for per share amounts)

	Three Months Ended
	December 31,

	2001	2000	Increase (Decrease)

Revenue
Data	$48,045	$32,064	$15,981	50%
Voice	11,877	7,379	4,498	61%
Applications	1,405	481	924	192%

	61,327	39,924	21,403	54%
Cost of sales and services	33,260	25,426	7,834	31%

Gross margin	28,067	14,498	13,569	94%
Gross margin %	46%	36%	10%
Selling, general and administrative expenses	45,203	41,780	3,423	8%

EBITDA	(17,136)	(27,282)	10,146	37%
Depreciation and amortization	30,523	23,385	7,138	31%
Interest and financing charges	40,066	30,187	9,879	33%

Loss before income taxes	(87,725)	(80,854)	(6,871)	8%
Provision for income taxes	1,080	1,075	5	0%

Loss for the period	$(88,805)	$(81,929)	$(6,876)	8%

Weighted average number of outstanding shares (in thousands)	138,848	124,882
Basic and diluted loss per share	(0.64)	(0.66)

Revenue

      Total revenues increased by 54%, from $40 million for the three months ended December 31, 2000 to $61 million for the three months ended December 31, 2001. This increase was driven by continued growth in all product categories, especially on-net data and voice services.

      Data ports installed grew from 6,791 as at December 31, 2000, to 12,008 as at December 31, 2001. Private lines provisioned grew from 51,037 as at December 31, 2000, to 70,848 as at December 31, 2001. Voice access lines provisioned grew from 48,435 as at December 31, 2000, to 100,205 as at December 31, 2001. The growth in these services has generated the increase in our revenue.

Cost of sales and services

      Total cost of sales and services increased by 31%, from $25 million for the three months ended December 31, 2000, to $33 million for the three months ended December 31, 2001. Gross margin totalled $28 million or 46% of revenue for the three months ended December 31, 2001, compared with $14 million or 36% of revenue for the three months ended December 31, 2000. We improved gross margin as a result of growing on-net revenues and by deriving efficiencies from our network.

Selling, general and administrative expenses

      Total selling, general and administrative expenses (SG&A) amounted to $45 million for the current quarter compared to $42 million for the comparable quarter in the prior year, representing an increase of 8%.

      SG&A expenses as a percentage of revenues decreased from 105% for the three months ended December 31, 2000, compared with 74% for the three months ended December 31, 2001. As we continue to grow, we will be able to leverage off and realize cost benefits from our established infrastructure.

EBITDA

      Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter ended December 31, 2001 was a negative $17 million compared with a negative $27 million for quarter ended December 31, 2000.

      EBITDA is a financial measure commonly used in the telecommunications and other industries and is presented to assist in understanding Group Telecom’s operating results. Compared to our loss for the period determined in accordance by generally accepted accounting procedures, EBITDA excludes depreciation and amortization, interest and financing charges, and provision for income taxes. EBITDA is not intended to represent results of our operations or our cash flow results in accordance with generally accepted accounting principles.

Depreciation and amortization

      Depreciation and amortization expenses increased by $7 million or 31% during the current quarter to $31 million for the three months ended December 31, 2001, compared to $23 million for the three months ended December 31, 2000. Additions to property, plant and equipment in connection with the deployment of the network and strategic acquisitions resulted in this increase.

Interest and financing charges

      Interest and financing charges were $40 million for the three months ended December 31, 2001, compared to $30 million for the three months ended December 31, 2000. Interest and financing expenses increased primarily as a result of interest incurred on high yield debt and additional draw-downs of vendor financing and senior bank debt.

Provision for income taxes

      Group Telecom has not generated any taxable income to date and therefore has not accrued any income tax expense. We have recorded a provision for large corporations’ tax in the amount of $1 million for the quarter.

Net loss

      The net loss for the three months ended December 31, 2001 was $89 million or $0.64 per share compared to $82 million or $0.66 per share for the three months ended December 31, 2000.

Liquidity and capital expenditures

Liquidity

      Cash and cash equivalents decreased during the three months ended December 31, 2001 by $49 million, due to our operating requirements of $46 million and capital purchases of $25 million, largely off-set by proceeds of $20 million from the monetization of swap arrangements. Cash used in operations activities during the three months ended December 31, 2001 was $46 million compared with $38 million in the comparable quarter in the prior year.

      In November 2001, we monetized or unwound certain of our cross currency interest-rate swaps and received cash proceeds of $20 million. We entered into new cross currency interest-rate swaps to maintain our fully hedged position on the U.S. foreign exchange rate and interest rate exposure on our senior discount notes.

      As at December 31, 2001, we had approximately $600 million in funding available, consisting of $300 million of cash and cash equivalents, $255 million in vendor financing facilities, and $43 million in our senior bank facility. Subsequent to December 31, 2001 we utilized the remaining amount available under this facility. The facility bears interest at banker’s acceptance rates plus a margin of 4.25% and is repayable in tranches starting in February 2003 and finishing in February 2007.

Capital expenditures

      We continued to expand the reach of our fibre-optic network. At the quarter ended December 31, 2001, our network totalled 409,953-fibre-kilometres across Canada and into the United States. On-net buildings increased from 1670 as at December 31, 2000 to 2,253 as at December 31, 2001.

      Expenditures on property, plant and equipment during the current quarter were $40 million compared to $91 million for the comparable quarter in the prior year.

Changes in accounting principles and other recent pronouncements

(a) Foreign exchange

Effective October 1, 2001, we adopted the revised recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook (HB) section 1650 “Foreign Currency Translation”. The revised handbook section requires the immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The revised recommendations have been applied retroactively with the prior period’s financial statements being restated. The effect of this change was to increase the losses for the three months ended December 31, 2001 and 2000 each by $3 million.

(b) Business combinations

Effective October 1, 2001, we adopted the CICA HB section 1581 “Business Combinations,” which is consistent with U.S. pronouncement, Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations” issued by the Financial Accounting Standards Board (FASB) in July 2001. HB 1581 and SFAS No. 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and provide guidance on the initial recognition and measurement of goodwill and other intangible assets acquired after the implementation date. The use of pooling is no longer permitted. We account for all business combinations under the purchase method. The adoption of HB 1581 and SFAS No. 141 had no effect on the results of our operations.

(c) Goodwill and other intangible assets

Effective October 1, 2002, we will adopt the CICA HB section 3062 “Goodwill and Other Intangible Assets,” which is consistent with U.S. pronouncement, SFAS No. 142, “Goodwill and Other Intangibles Assets”, issued by the FASB in July 2001. Under HB 3062 and SFAS No. 142, which can only be applied prospectively, goodwill and indefinite-life intangible assets are not amortized, but are tested for impairment annually or more frequently as required. Intangible assets that do have definite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with HB 3062 and SFAS No. 142. An impairment loss is recognized when the fair value of goodwill or intangibles is less than the carrying amount of those items.

We are currently evaluating the impact of the adoption of HB 3062 and SFAS No. 142 and have not yet determined the full effect of adoption on our results of operations or our financial position. If goodwill had not been amortized in the three months ended December 31, 2001 and 2000, our reported net loss would each have been reduced by $2 million.

Risks and uncertainties

      The funding of our current business plan is dependent upon Group Telecom meeting budgeted targets and effectively managing cash resources. If we are unable to execute our business plan to achieve these objectives because of controllable or non-controllable factors, we may fully utilize current funding arrangements and may require additional financing to meet our obligations.

      The telecommunications industry is capital intensive and subject to rapid and significant changes in technology the effect of which, on our business, cannot be predicted. We believe that our future success will depend, in part, on our ability to anticipate or adapt to such changes. We believe that our existing cash resources and financing will provide adequate funding to further expand our network. There can be no assurance that the amount of funds actually required for this expansion will not exceed our currently anticipated expenditures.

      If additional funding is required, there can be no assurance, however, that market conditions or the terms of our existing or future indebtedness will permit Group Telecom to raise sufficient additional capital or enter other financing arrangements to meet our needs when required or on terms acceptable to us. If our vendors fail to deliver appropriate new technology, we may lose customers and market share, which could harm our business and operating results.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GT GROUP TELECOM INC. (Registrant)

Date: February 7, 2002	By /s/ STEPHEN H. SHOEMAKER Stephen H. Shoemaker Executive Vice-President and Chief Financial Officer